Mail Stop 6010


	July 7, 2005

Zuber Jamal
President and Director
NSM Holdings, Inc.
Suite 210D
8351 Alexandra Road
Richmond, British Columbia, V6X 3P3
Canada

Re:	NSM Holdings, Inc.
	Amendment No. 3 to the Registration Statement on Form SB-2
      Filed June 30, 2005
	File Number 333-120993

Dear Mr. Jamal:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Critical Accounting Policies, page 25

1. We continue to note that a large amount, 94% as of February 28, 2005, of your account receivables is from a single unaffiliated entity. Please tell us your sales payment terms. In addition, please tell us why you believe this amount is collectible and whether you have made any subsequent collections.

Independent Auditor`s Report, page 33

2. We noted that your auditor`s report references the audited six month period ended November 30, 2004 but the report is dated as of July 6, 2004. In addition, the dates of the financial statements referenced in the auditor`s report do not coincide with the dates of the financial statements provided. Please revise your auditor`s report and/or financial statements to clarify.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz (202) 551-3648 or Mary Mast at
(202)
551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at
(202)
551-3654, Song Brandon, Attorney-Adviser, at (202) 551-3621 or me at
(202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Rene Daignault
	1100 Melville Street 6th Floor
	Vancouver, British Columbia, V6E 4A6
	Canada


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